Correspondence Relating to Revised Registration Statement

O'Melveny & Myers LLP
7 Times Square Tower
New York, NY 10036

T: +1 212 326 2000
F: +1 212 326 2061
omm.com

File Number:
0008334-00004

VIA EDGAR

December 28, 2020

Ms. Babette Cooper
Ms. Jennifer Monick
Ms. Stacie Gorman
Ms. Maryse Mills-Apenteng
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc. (CIK No. 0001822523)

Response to the Staff’s Comments on the Draft Registration Statement on Form S-11 Confidentially Submitted on November 20, 2020

Dear Ms. Cooper, Ms. Monick, Ms. Gorman, and Ms. Mills-Apenteng:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company’’), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 17, 2020 regarding the Company’s draft registration statement on Form S-11 confidentially submitted via EDGAR to the Commission on November 20, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form S-11 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review. Additionally, the Company respectfully submits for the Staff’s supplemental review (i) a draft of the Opinion of Venable LLP to be filed as Exhibit 5.1 to the Company’s registration statement on Form S-11, attached hereto as Annex A, and (ii) a draft of the Opinion of O’Melveny & Myers LLP with respect to tax matters to be filed as Exhibit 8.1 to the Company’s registration statement on Form S-11, attached hereto as Annex B.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Draft Registration Statement on Form S-11

General

1.
We note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company respectfully advises the Staff as follows. The Company intends to operate its business in a manner that will permit the Company to maintain an exemption from registration as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company will not be engaged primarily, or holding itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities, as described in Section 3(a)(1)(A) of the Investment Company Act. Rather, the Company will be primarily engaged in non-investment company businesses related to commercial real estate financing and other related activities.

The Company will rely on the exemption provided for in Section 3(c)(5)(C) of the Investment Company Act (“Section 3(c)(5)(C)”), based upon no-action positions taken by the Staff and interpretive guidance provided by the Commission and its Staff. Section 3(c)(5)(C) excludes from the definition of “investment company” any issuer that (a) is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” and (b) does not issue redeemable securities.

Company’s Operations and Assets

To qualify for the exemption pursuant to Section 3(c)(5)(C) of the Investment Company Act, a company generally is required to hold at least (i) 55% of its assets in “qualifying” real estate assets, (ii) 80% of its assets in “qualifying” real estate assets and real estate-related assets and (iii) no more than 20% of the value of its assets in assets other than qualifying assets and real-estate related assets. The Commission and its Staff, in interpretive guidance and no-action letters, have indicated that whole mortgage loans that are fully secured by real property, certain participations in whole mortgage loans, and certain other types of real-estate related loans in which the Company may invest are qualifying assets, along with fee interests in real property. To ensure that the Company will be eligible for the Section 3(c)(5)(C) exemption, the Company intends to conduct its operations so that it will primarily own investments of the types listed above consistent with the limits the Staff has established in no-action letters and other interpretive guidance.

Redeemable Securities

For purposes of Section 3(c)(5)(C), the Investment Company Act defines “redeemable securities” as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his or her proportionate share of the issuer’s current net assets, or the cash equivalent thereof. The Company has not issued, and does not intend to issue in the future, any such securities redeemable at the option of the holder.

The Company respectfully takes the position that it should be able to avail itself of the Section 3(c)(5)(C) exemption because (i) it is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate,” in accordance with the interpretive guidance and no-action letters of the Commission and its Staff and (ii) it does not, and does not intend to, issue redeemable securities.

2.
We note that you intend to operate in a manner that will allow you to qualify as a real estate investment trust. You state on page 59 that you intend to use the net proceeds from the offering to acquire your target assets in a manner consistent with your investment strategy. It does not appear that you have identified any mortgage-related assets to acquire with a significant portion of the net proceeds of the offering. As a result, your offering appears to constitute a “blind pool” offering. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991), Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance.

While Industry Guide 5 by its terms applies to real estate limited partnerships, the Company acknowledges that Securities Act Release 33-6900 provides that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company also understands that the Commission and its Staff have in practice extended the application of Industry Guide 5 to a registration statement for an initial public offering by a real estate investment trust that has no operating history if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, which is otherwise known as a “blind pool” offering, since prospective investors will not for the most part know which assets will be acquired by the registrant.

The Company does not believe that it is registering as a “blind pool” offering and respectfully submits that Industry Guide 5 disclosure is not necessary or appropriate for its offering because (i) the Company currently has a meaningful existing portfolio consisting of the same types of assets that it intends to invest in with the offering proceeds, and (ii) the types of assets in which the Company will invest the offering proceeds will have been sufficiently identified and described at the time the Company request effectiveness of the registration statement.

The Company has included in the Revised Registration Statement updated portfolio information. As indicated in the Revised Registration Statement, the Company has a sizeable existing loan portfolio and investment pipeline. The disclosure in the “Use of Proceeds” section on page 64 has been revised to indicate that the Company intends to use more than 75% of the net proceeds of the offering to (i) fund loans related to unfunded loan commitments to existing borrowers and (ii) originate and participate in commercial loans to companies operating in the cannabis industry that are consistent with its investment strategy and therefore of the same type of assets that currently comprise its existing loan portfolio. The Company has further revised such disclosure to provide summarized and aggregated metrics regarding the anticipated loans currently in its investment pipeline that it expects to fund with the net proceeds of the offering. This information includes, among other things, an overview of the following characteristics of the anticipated loan portfolio: (i) weighted average OID range, (ii) weighted average cash interest rate range, (iii) weighted average PIK interest rate range, (iv) weighted average unused loan fee range, (v) weighted average YTM IRR range and (vi) real estate collateral coverage range. Although, other than the anticipated loans related to the unfunded loan commitments to existing borrowers, the Company has not entered into binding definitive commitments for the loans in its anticipated loan portfolio, the Company has executed non-binding term sheets in connection with such loans and has entered into a period of exclusivity (ranging from 45 to 60 days) with respect to the negotiation of such loans, with two of the three prospective borrowers paying expense deposits to cover the direct costs of the Company’s due diligence and underwriting process. While no assurance can be given that any of the anticipated loans will close on the anticipated terms or at all, the Company believes that an investor in the offering will have available to it sufficient information at the time it makes an investment decision about the Company’s existing loan portfolio and the types of investments the Company intends to make such that the investor will not be exposed to the risks associated with an investment in a “blind pool” offering.

Proposed Disclosure:

We intend to use the net proceeds received from this offering (i) to repay any borrowings that are outstanding under our Revolving Credit Facility at consummation of this offering, if any, (ii) to fund loans related to unfunded commitments to existing borrowers, Public Company C, Private Company A, Private Company B and Private Company C, in an aggregate principal amount of approximately $19.8 million, (iii) to originate and participate in commercial loans to companies operating in the cannabis industry that are consistent with our investment strategy and (iv) for working capital and other general corporate purposes. We expect that more than 75% of our net proceeds received from this offering will be used as specified in clauses (ii) and (iii) of the foregoing sentence to complete funding of loans with the following anticipated characteristics:

Loans Expected to Be Funded with Net Proceeds(1)
No. of Loans	7
Expected Aggregate Principal Amount	$80.0 - $90.0 million
Wtd. Average OID Range	2.0% - 6.0%
Wtd. Average Cash Interest Rate Range	12.0% - 14.0%
Wtd. Average PIK Interest Range	2.0% - 4.0%
Percentage of Loans with Floating Rate Interest Range	75.0% - 100.0%
Percentage of Loans with Amortization During Term Range	90.0% - 100.0%
Percentage of Loans with Prepayment Penalty Range	75.0% - 100.0%
Wtd. Average Unused Loan Fee Range	1.0% - 5.0%
Wtd. Average YTM IRR Range	17.0% - 25.0%
Real Estate Collateral Coverage Range	1.00x - 2.08x

(1)	The above table provides a summary of various unfunded commitments and non-binding term sheets relating to current financing arrangements we intend to fund utilizing proceeds from this offering, subject to the closing of the loans subject to term sheets. Other than the unfunded commitments to existing borrowers, Public Company C, Private Company A, Private Company B and Private Company C, representing an aggregate principal amount of approximately $19.8 million, we have not entered into binding definitive commitments relating to these loans. As of December 26, 2020, we have executed non-binding term sheets in connection with three loans representing approximately $62.7 million of anticipated loan commitments and have each entered into a period of exclusivity (ranging from 45 to 60 days) with respect to such proposed loans with two of the three prospective borrowers paying us expense deposits to cover the direct costs of our due diligence and underwriting process. We are currently completing our underwriting process and negotiating definitive loan documents for each of these three potential loan investments. However, these three potential loans remain subject to satisfactory completion of our underwriting and due diligence processes, definitive documentation and final approval by the Investment Committee. As a result, no assurance can be given that any of these potential loans will close on the anticipated terms or at all. If these potential loans do not close, we intend to use the proceeds from this offering to originate and participate in other commercial loans to companies operating in the cannabis industry that are consistent with our investment strategy, which we would expect to have similar characteristics as the terms reflected in this table.

Cover Page

3.
Please add a summary risk factor to disclose if true, that there is no limit on the amount of leverage you may incur, and also that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.

The Company has revised its disclosure on the cover page and in the “Risk Factors” section on pages 40 and 59  of the Revised Registration Statement in response to the Staff’s comment.

Proposed Disclosure:

Cover Page

•	We may incur significant debt, and our governing documents and current credit facility contain no limit on the amount of debt we may incur.

•	We may in the future pay distributions from sources other than our cash flow from operations, including borrowings, offering proceeds or the sale of assets, which means we will have less funds available for investments or less income-producing assets and your overall return may be reduced.

Risk Factors

We may incur significant debt, which may subject us to restrictive covenants and increased risk of loss and may reduce cash available for distributions to our stockholders, and our governing documents and current credit facility contain no limit on the amount of debt we may incur.

Subject to market conditions and availability, we may incur significant debt through bank credit facilities (including term loans and revolving facilities), public and private debt issuances and derivative instruments, in addition to transaction or asset specific funding arrangements. The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our loan portfolio’s cash flow. Our governing documents and our current credit facility contain no limit on the amount of debt we may incur, and we may significantly increase the amount of leverage we utilize at any time without approval of our stockholders. Leverage can enhance our potential returns but can also exacerbate our losses. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including, but not limited to, the risks that:
•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt we incur or we may fail to comply with all of the other covenants contained in such debt, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;

•	we may be unable to borrow additional funds as needed or on favorable terms, or at all;

•	to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	our default under any loan with cross-default provisions could result in a default on other indebtedness;

•	incurring debt may increase our vulnerability to adverse economic and industry conditions with no assurance that loan yields will increase with higher financing costs;

•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on the debt we may incur, thereby reducing funds available for operations, future business opportunities, stockholder distributions, including distributions currently contemplated or necessary to satisfy the requirements for REIT qualification, or other purposes; and

•	we are not able to refinance debt that matures prior to the loan it was used to finance on favorable terms, or at all.

There can be no assurance that a leveraging strategy will be successful. If any one of these events were to occur, our financial condition, results of operations, cash flow, and our ability to make distributions to our stockholders could be materially and adversely affected.

[…]

We may in the future pay distributions from sources other than our cash flow from operations, including borrowings, offering proceeds or the sale of assets, which means we will have less funds available for investments or less income-producing assets and your overall return may be reduced.

We may in the future pay distributions from sources other than from our cash flow from operations. We intend to fund the payment of regular distributions to our stockholders entirely from cash flow from our operations. However, we may from time to time not generate sufficient cash flow from operations to fully fund distributions to stockholders. Therefore, if we choose to pay a distribution, we may choose to use cash flows from financing activities, including borrowings (including borrowings secured by our assets) and net proceeds of this or a prior offering, from the sale of assets or from other sources to fund distributions to our stockholders. To the extent that we fund distributions from sources other than cash flows from operations, including borrowings, offering proceeds or proceeds from asset sales, the value of your investment will decline, and such distributions may constitute a return of capital and we may have fewer funds available for the funding of loans or less income-producing assets and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder will be required to recognize capital gain.

Prospectus Summary

Overview, page 1

4.
We note your disclosure on page 70 that, in addition to originating loans, you may acquire loans. Additionally, we note your statement on page 25 that your borrowers may incur debt obligations that are senior to your position. Please revise your disclosure to discuss these aspects of your business.

The Company respectfully informs the Staff that other than its initial portfolio of loans, it has not and does not currently acquire loans or allow its borrowers under its existing credit agreements to incur debt obligations that rank equally with, or senior to, the Company’s loans. The Company has revised its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on pages 76 and 77 of the Revised Registration Statement to clarify that it does not currently acquire loans but that it may do so in the future. Additionally, the Company has revised its disclosure in the “Risk Factors” section on page 29 of the Revised Registration Statement to clarify that all of the Company’s borrowers under existing credit agreements are currently restricted from incurring any debt that ranks equally with, or senior to, the Company’s loans; however, the Company may in the future enter into credit agreements that do not contain such restrictions.

Proposed Disclosure:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We originate and may in the future acquire floating-rate assets.

[…]

We may fund a portion of our origination of loans, or of loans that we may in the future acquire, with borrowings that are based on LIBOR, while the interest rates on these assets may be fixed or indexed to LIBOR or another index rate.

[…]

We are subject to varying degrees of credit risk in connection with our loans and interest receivable. Our Manager seeks to mitigate this risk by seeking to originate loans, and may in the future acquire loans, of higher quality at appropriate prices given anticipated and unanticipated losses, by employing a comprehensive review and selection process and by proactively monitoring originated and acquired loans.

[…]

Other than the acquisition of our initial portfolio of loans, we have originated all of our loans and intend to continue to originate our loans, but we may in the future also acquire loans from time to time. Our Investment Guidelines are not subject to any limits or proportions with respect to the mix of target investments that we make or that we may in the future acquire other than as necessary to maintain our exemption from registration under the Investment Company Act and our qualification as a REIT.

Risk Factors

We may in the future enter into credit agreements with borrowers that may permit them to incur debt that ranks equally with, or senior to, the loans we extend to such companies under such credit agreements.

As of December 26, 2020, all of our borrowers are restricted from incurring any debt that ranks equally with, or senior to, our loans. Although our intended investment strategy is to construct a portfolio of loans secured with first priority liens on certain assets of our borrowers, we may in the future enter into credit agreements that rank equally with, or are subordinated to, other debt of our borrowers or that otherwise permit our borrowers to incur other debt that ranks equally with, or senior to, our loans under such credit agreements. In such case, such instruments may, by their terms, provide that the holders of such other debt are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of our loans. These instruments may prohibit borrowers from paying interest on or repaying our loans in the event and during the continuance of a default under such instrument or upon the occurrence of other specified events. In certain cases, we may, and may continue to, obtain unsecured guarantees from the parent entities of our borrowers in addition to the collateral provided by such borrowers and such guarantees may be effectively subordinated to any secured debt of such parent entities. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a borrower, holders of securities ranking senior to our loan to that borrower, if any, typically are entitled to receive payment in full before we can receive any distribution in respect of our loan. After repaying such holders, the borrower may not have any remaining assets to use for repaying its obligation to us. In the case of securities or other debt ranking equally with our loans, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant borrower.

Our Portfolio, page 4

5.
For each entity that you have loaned money to, please tell us what consideration you gave to disclosing the names of the entities and the states in which they operate, to the extent the information has been omitted. Additionally, to the extent an entity has an associated PIK interest payment to make, please explain how they intend to pay this interest “in kind.” Please ensure that you define all acronyms where you first use them, such as IRR and YTM. For loans made for the purposes of construction, please clearly identify those loans and disclose the anticipated completion date(s).

Disclosure Regarding the Company’s Borrowers

The Company respectfully informs the Staff that it is subject to certain non-disclosure obligations that prohibit the Company from disclosing the terms of its transactions as they relate to specific borrowers. The Company notes that it previously included in its Draft Registration Statement summary information of the operations of each of its borrowers, including the states in which they operate, and has continued to do so in the Revised Registration Statement on pages 5 to 6 and 104 to 105. Because the industry in which the borrowers of the Company operate is highly competitive and the Company expends significant effort in the diligence and selection of its borrowers, the Company believes that disclosing the names of its borrowers would be competitively harmful to its business and such disclosure would be immaterial to investors relative to the operational information already provided in the Revised Registration Statement regarding each of the Company’s borrowers.

“PIK” Interest

The Company respectfully informs the Staff that any “PIK” interest under its credit agreements with its borrowers is paid in kind by capitalizing the applicable interest amount and adding it to the outstanding principal balance of the applicable loan. The Company has revised its disclosure on page 4 of the Revised Registration Statement in response to the Staff’s comment.

Proposed Disclosure:

The YTM IRR on our loans is comprised of (i) OID, (ii) cash interest, (iii) payment-in-kind (“PIK”) interest, which is capitalized and added to the outstanding principal balance of the applicable loan, (iv) amortization, (v) unused fees, (vi) prepayment premiums, (vii) make-whole premiums, (viii) late fees, (ix) arranger fees and (x) the right (each an “Assigned Right”) to acquire warrants and/or equity of the borrower as part of the consideration for us to provide a loan to such borrower, which we promptly sell.

Acronyms

The Company acknowledges the Staff’s comment and has revised its definitions of acronyms in the Revised Registration Statement accordingly.

Construction Loans

The Company has revised its disclosure in the footnotes to its “Collateral Overview” table on pages 6 and 105 of the Revised Registration Statement in response to the Staff’s comment.

Proposed Disclosure:

						Real Estate
Borrower	Date	Our Total Commitment	Percentage of Total Portfolio	Total Funded Debt Issuance	Our Percentage of the Total Loan	Estimated Real Estate Value(1)	Real Estate Collateral Coverage	Implied Real Estate Collateral	Our Real Estate Collateral Coverage
Public Co. A - Real Estate Loan(2)	7/3/2019	$2,940,000	2.6%	$30,000,000	9.8%	$107,000,000	3.57x	$10,486,000	3.57x
Public Co. A - Equipment Loan	8/5/2019	$4,000,000	3.5%	$20,000,000	20.0%	—	—	—	—
Public Co. B(3)	1/31/2020	$5,000,000	4.4%	$20,000,000	25.0%	$53,100,000	2.66x	$13,275,000	2.66x
Subsidiary of Public Co. C(4)	2/12/2020	$15,000,000	13.3%	$15,000,000	100.0%	$31,178,600	2.08x	$31,178,600	2.08x
Private Co. A(5)	5/8/2020	$34,000,000	30.1%	$42,500,000	80.0%	$51,384,281	1.21x	$41,107,425	1.21x
Private Co. B(6)	9/10/2020	$8,000,000	7.1%	$8,000,000	100.0%	$14,556,107	1.82x	$14,556,107	1.82x
Private Co. C(7)	11/5/2020	$22,000,000	19.5%	$22,000,000	100.0%	$23,733,032	1.08x	$23,733,032	1.08x
Subsidiary of Public Co. D(8)	12/18/2020	$10,000,000	8.9%	$120,000,000	8.3%	$26,058,332	0.22x	$2,171,528	0.22x
Private Co. D(9)	12/23/2020	$12,000,000	10.6%	$12,000,000	100.0%	$7,500,000	0.63x	$7,500,000	0.63x
		$112,940,000	100.0%	$289,500,000	39.0%	$314,510,351	1.09x	$144,007,691	1.28x

(1)	To the extent the applicable loan is intended to fund any acquisitions and/or construction, the applicable figure includes expected total basis on such future construction and/or acquisitions plus appraised value.
(2)	Public Company A real estate is based on cost basis.
(3)	Public Company B real estate is based on cost basis.
(4)	Subsidiary of Public Company C real estate is based on an existing cultivation property and the completed and stabilized value of a to-be-built facility. The anticipated completion date for the to-be-built facility is November 2021.
(5)	Private Company A real estate is based on the costs basis of various facilities constituting real estate collateral, plus anticipated capital expenditures for one facility that is being converted for cannabis cultivation purposes. The conversion is anticipated to be completed in February 2021.
(6)	Private Company B real estate is based on the expected total cost basis of a to-be-built facility, as completed. The anticipated completion date for the to-be-built facility is July 2021.
(7)	Private Company C real estate is based on the cost basis of two facilities, including the capital expenditures for one facility that is being converted for cannabis cultivation purposes. The construction of the to-be-converted facility is divided into six phases. The first phase was completed in December 2020, and the anticipated completion date for the remaining phases of construction is November 2021.
(8)	Subsidiary of Public Company D real estate based on total cost basis.
(9)	Private Company D real estate is based on appraised value.

Our Growth Strategy, page 9

6.
We note that you have retained Murray Devine as your independent third-party valuation firm. Please file the consent for this firm. Please refer to Section 7(a) and Rule 436 of the Securities Act. Additionally, we note on page 12 that you refer to a third-party valuation firm that is not identified. Please tell us what consideration you have given to identifying the third party expert and filing its consent.

The Company respectfully informs the Staff that its Board of Directors (the “Board”), with the assistance of its Audit and Valuation Committee, determines the fair value of the Company’s assets that are not publicly traded or for which current market values are not readily available based on numerous subjective and objective factors, including the input of Murray, Devine & Co., Inc. (“Murray Devine”).  While Murray Devine is an independent valuation firm that is engaged by the Company to provide input on the valuation of such assets and assists the Board in its valuation determinations, Murray Devine’s input is only one of the numerous factors that the Board considers.  All valuations of the Company’s assets that are included or incorporated in the Revised Registration Statement are valuations that were determined by the Company and not Murray Devine.  The Company notes that Compliance and Disclosure Interpretation 141.02 provides that the Company is required to satisfy the consent requirement in Section 7(a) of the Securities Act of 1933, as amended (the “Securities Act”), when an expert has “expertised” disclosure for purposes of Securities Act Section 11(a).  The Company respectfully submits that Murray Devine has not expertised disclosure in the Revised Registration Statement and therefore Murray Devine is not required to be identified or provide its consent. The Company has revised its disclosure throughout the Revised Registration Statement to clarify Murray Devine’s role in the Company’s valuation process and to remove all references to Murray Devine by name. For example, please see the revised disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 75 of the Revised Registration Statement

Example of Proposed Disclosure:
We use an independent third-party valuation firm to provide input in the valuation of all of our unquoted investments, which we consider along with other various subjective and objective factors in making our evaluations.

COVID-19, page 12

7.
We note your disclosure that the entities to which you have made loans were considered essential. Please disclose clearly whether Covid-19 has impacted the ability of any of your borrowers to repay their loans in a timely fashion, and if any have not been able to make timely payments, to the extent material, please quantify the amount they are in arrears and disclose whether you have granted any concessions.

The Company has revised its disclosure on pages 15  and 82 of the Revised Registration Statement in response to the Staff’s comment to clarify that COVID-19 has not impacted the ability of the Company’s borrowers to repay loans in a timely fashion and the Company has not made any concession on any payments due.

Proposed Disclosure:

Consequently, the impact of the COVID-19 pandemic and the related regulatory and private sector response on our financial and operating results for the period ended September 30, 2020 was somewhat mitigated as all of our borrowers were permitted to continue to operate during this pandemic and, as of
December 26, 2020, we have not experienced any payment default by our borrowers nor have we made any concessions on any payments due.

Use of Proceeds, page 59

8.
We note your disclosure that you intend to use proceeds from this offering to repay the Revolving Credit Facility. However, your disclosure on page 2 and elsewhere indicates that there are no borrowings outstanding as of November 15, 2020. Please update your disclosure as appropriate to address this discrepancy.

The Company has revised its disclosure on pages 19 and 64 of the Revised Registration Statement in response to the Staff’s comment to clarify that although the Company does not current have any borrowings outstanding under its Revolving Credit Facility, it intends to use a portion of its net proceeds from the offering to repay any borrowing that may be outstanding under its Revolving Credit Facility at consummation of the offering.

Proposed Disclosure:

We intend to use the net proceeds received from this offering (i) to repay any borrowings that are outstanding under our Revolving Credit Facility at consummation of this offering, if any, (ii) to fund loans related to unfunded commitments to existing borrowers, Public Company C, Private Company A, Private Company B and Private Company C, in an aggregate principal amount of approximately $19.8 million, (iii) to originate and participate in commercial loans to companies operating in the cannabis industry that are consistent with our investment strategy and (iv) for working capital and other general corporate purposes.

Certain of our affiliates are Lenders under the Revolving Credit Agreement governing our Revolving Credit Facility and, in such capacity, such affiliates will receive the net proceeds from this offering to the extent any borrowings are outstanding under the Revolving Credit Agreement at consummation of this offering and such net proceeds are used to repay such borrowings. As of December 26, 2020, we did not have any borrowings outstanding under our
Revolving Credit Facility.

Dilution, page 62

9.	Please revise your table on page 62 to show the increase in net tangible book value that results from the pro forma transactions separately from the increase attributable to this offering.

The Company has revised its disclosure in the “Dilution” section on page 69 of the Revised Registration Statement in response to the Staff’s comment.

Proposed Disclosure:

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share of our common stock	-		$

Historical net tangible book value per share of our common stock as of September 30, 2020 (on a post-split basis)		$15.04	-

Increase in net tangible book value per share of our common stock attributable to the pro forma transactions		$0.05	-

Increase in net tangible book value per share of our common stock attributable to this offering	$		-

Pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to the pro forma transactions and this offering

Dilution per share to new investors participating in this offering (1)		-	$

(1)	Dilution is determined by subtracting the pro forma as adjusted net tangible book value per share from the assumed initial public offering price paid by a new investor for a share of our common stock.

Our Manager and our Management Agreement

Termination for Cause, page 110

10.
We note your disclosure that you may terminate your manager for cause upon 30 days prior written notice and we further note clause (v) in the first paragraph in this section. Please add risk factor disclosure that your manager will remain on for 30 days even if it commits fraud or engages in other criminal activities.

The Company has revised its disclosure in the “Risk Factors” section on page 50 of the Revised Registration Statement in response to the Staff’s comment to include risk factor disclosure that the Company is required to continue to retain and pay its Manager for the 30-day period after notice of a for-cause termination, including in the event of our Manager’s fraud, misappropriation of funds, embezzlement or bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties.

Proposed Disclosure:

Even if we terminate our Management Agreement for cause, we may be required to continue to retain our Manager for 30 days following the occurrence of events giving rise to a for-cause termination.

While we have the right to terminate our Management Agreement for cause without paying a Termination Fee, we must provide 30 days’ notice to our Manager in advance of any such termination, including in the event of our Manager’s fraud, misappropriation of funds, embezzlement or bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties. As a result, we would be forced to continue to pay our Manager during such 30-day period and we may not be able to find a suitable replacement for our Manager during this period or, if we were able to find a suitable replacement, we may be required to compensate the new manager while continuing to pay our terminated Manager during this 30-day period, unless our Manager waives the notice requirement. This could have an adverse effect on our business and operations, which could adversely affect our operating results and our ability to make distributions to our stockholders. See “Our Manager and our Management Agreement—Management—Termination for Cause” for additional information regarding a for-cause termination of our Management Agreement.

Management Compensation, page 114

11.
Please provide a summary compensation table. In the table, please ensure that you disclose all fees to be paid to your manager, including, but not limited to, the syndication fee, structuring fee, diligence fee, monitoring fee, and agency fee. Additionally, please explain the services that the manager will provide in order to receive these fees and how these services are distinct from the services covered under the management fee.

The Company has revised its disclosure in the “Management Compensation” section on page 125 of its Revised Registration Statement in response to the Staff’s comment to include a summary compensation table disclosing all fees paid to its Manager and explaining the services provided by its Manager for receipt of such fees. The Company notes that, other than the Base Management Fee and Incentive Compensation, the only other fees paid to its Manager related to the Manager’s services under the Management Agreement for the period from July 31, 2020 (date of commencement of operations) to September 30, 2020 were agency fees charged to the Company’s borrowers and paid to its Manager for its role as agent to the lenders under the applicable credit agreements. Such agency fees are included in the Base Management Fee Rebate. The Company expects that the Base Management Fee Rebate will continue to consist solely of agency fees for the foreseeable future.

Proposed Disclosure:

Summary Compensation Table

For the period from July 31, 2020 (date of commencement of operations) to September 30, 2020(1)
Gross Base Management Fee	$226,234
Base Management Fee Rebate(2)(3)	84,167
Base Management Fees	$142,067
Incentive Compensation(4)	$-

(1)	Does not reflect the amendment to our Management Agreement, which will occur upon consummation of this offering. Upon consummation of this offering, our Management Agreement shall be amended such that (A) the Base Management Fees (i) shall be in an amount equal to 0.375% of our Equity, determined as of the last day of each quarter, and (ii) will be reduced by only 50% of the aggregate amount of any applicable fees counted toward the Base Management Fee Rebate; and (B) the Hurdle Amount used in calculating the Incentive Compensation will equal the product of (i) 2% and (ii) Adjusted Capital as of the last day of the immediately preceding fiscal quarter.

(2)	For the period from July 31, 2020 (date of commencement of operations) to September 30, 2020, our Base Management Fee was reduced by a Base Management Fee Rebate equal to 100% of the aggregate amount of any other fees earned and paid to our Manager during the applicable period resulting from the investment advisory services and general management services rendered by it under our Management Agreement, including any syndication, structuring, diligence, monitoring or agency fees relating to our loans, but excluding the Incentive Compensation. Upon the consummation of this offering, the Management Agreement will be amended such that the Base Management Fee Rebate will only equal 50% of the aggregate amount of any such fees described in the preceding sentence.

(3)	For the period from July 31, 2020 (date of commencement of operations) to September 30, 2020, the Base Management Fee Rebate consisted solely of agency fees charged to our borrowers and paid to our Manager for its role as agent to the lenders under the applicable credit agreements. We expect that the Base Management Fee Rebate will continue to consist solely of agency fees for the foreseeable future.

(4)	Our Manager has agreed to waive the Incentive Compensation for the period from July 31, 2020 (date of commencement of operations) through December 31, 2020.

12.	Given the complexity of the incentive fee calculation, please provide a detailed hypothetical example.

The Company has revised its disclosure in the “Management Compensation” section on page 128 of its Revised Registration Statement in response to the Staff’s comment to include a hypothetical example of the incentive fee calculation.

Proposed Disclosure:

Incentive Compensation Illustration

The following illustration sets forth a simplified graphical representation of the calculation of our quarterly Incentive Compensation in accordance with our Management Agreement after consummation of this offering, without consideration to any Clawback Obligation.

Quarterly Incentive Fee on Core Earnings
Core Earnings (expressed as a percentage of Adjusted Capital as of the last day of the immediately preceding fiscal quarter)

Percentage of Core Earnings allocated to the incentive fee on income

Incentive Compensation Example

The following table sets forth a simplified, hypothetical example of a quarterly Incentive Compensation calculation in accordance with our Management Agreement, as in effect after consummation of this offering, without consideration to any Clawback Obligation. Our actual results may differ materially from the following example. This example of a quarterly Incentive Compensation calculation assumes the following:

•	Adjusted Capital as of the last day of the immediately preceding fiscal quarter of $100 million; and

•	Core Earnings before the Incentive Compensation for the specified quarter representing a quarterly yield of 20.9% on Adjusted Capital as of the last day of the immediately preceding fiscal quarter.

Under these assumptions, the hypothetical quarterly Incentive Compensation payable to our Manager would be $1,045,000 million as calculated below:

		Illustrative Amount	Calculation
1.	What are the Core Earnings?	$5,225,000	Assumed to be a 5.2% quarterly or 20.9% per annum return on Adjusted Capital as of the last day of the immediately preceding fiscal quarter ($100 million).

2.	What is the Hurdle Amount?	$2,000,000	The hurdle rate (2.0% quarterly or 8.0% per annum) multiplied by Adjusted Capital as of the last day of the immediately preceding fiscal quarter ($100 million).

3.	What is the Catch-Up Amount?	$666,667
The catch-up incentive rate (50.0%) multiplied by the amount that Core Earnings ($5.2 million) exceeds the Hurdle Amount ($2 million), but is less than or equal to 166-2/3% of the Hurdle Amount (approximately $3.3 million).

4.	What is the Excess Earnings Amount?	$378,333	The excess earnings incentive rate (20%) multiplied by the amount of Core Earnings ($5.2 million) that exceeds 166-2/3% of the Hurdle Amount (approximately $3.3 million).

5.	What is the Incentive Compensation?	$1,045,000	The sum of the Catch-Up Amount (approximately $666,667) and the Excess Earnings Amount (approximately $378,333).

The foregoing is solely a hypothetical example of a quarterly Incentive Compensation that we could pay to our Manager for a given fiscal quarter and is based on the simplified assumptions described above.

Principal Stockholders, page 118

13.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to shares held by the entities listed in the table.

The Company has revised its disclosure in the “Principal Stockholders” section on page 131 of its Revised Registration Statement in response to the Staff’s comment to provide footnotes disclosing the natural person or persons who exercise voting and/or dispositive power with respect to the specified shares. In particular, the Company respectfully advises the Staff that while Leonard Tannenbaum is the natural person who exercises voting power and disposition for the shares held by AFCG RM1, LLC, he disclaims beneficial ownership of such shares. Additionally, the Company has not attributed such shares to Mr. Tannenbaum in the Principal Stockholders table as AFCG RM1, LLC will, pursuant to its operating agreement, dissolve at the closing of this offering and the shares will be owned by the individual members of AFCG RM1, LLC, and the Company believes it may be misleading to attribute these shares to Mr. Tannenbaum given that he will have no voting or dispositive control over those shares following the closing of this offering.

Proposed Disclosure:

(2)
Gamma Lending Holdco LLC, is a Delaware limited partnership (“GLO”), whose sole General Partner is GRE Lending Opportunities LLC, a Delaware limited liability company (“GLO GP”). GLO GP is a wholly owned subsidiary of Gamma Real Estate LLC (“GRE”), Jonathan Kalikow owns 50% of the economic and voting interests in GRE and N. Richard Kalikow, father of Jonathan Kalikow, owns the remaining 50% of the economic and voting interests of GRE.

(3)
AFCG RM1, LLC, is a Delaware limited liability company and the Manager serves as its manager. Mr. Tannenbaum is the sole manager of the Manager. Pursuant to the terms of AFCG RM1, LLC’s operating agreement, upon the consummation of this offering, the shares of our common stock held by AFCG RM1, LLC will be promptly distributed to its members and AFCG RM1, LLC will be dissolved. There are approximately 85 members of AFCG RM1, LLC, each of whom beneficially own less than 1% of the shares of our common stock. Mr. Tannenbaum disclaims beneficial ownership of those shares.

Potential Conflicts of Interest, page 121

14.
We note your disclosure on page 43 and elsewhere that the officers of your manager manage other investment vehicles and that those entities may compete with you for investments. Please add risk factor disclosure to address the risk of your manager or its officers being internalized or acquired by another entity for which they provide services.

The Company has revised its disclosure in the “Risk Factors” section on page 46 of the Revised Registration Statement in response to the Staff’s comment to include risk factor disclosure that the Company may be unable to obtain key personnel if its Manager or its officers are internalized or acquired by another program that the Company’s Manager manages now or in the future.

Proposed Disclosure:

Our future success depends on our Manager and its key personnel and investment professionals. We may not find a suitable replacement for our Manager if our Management Agreement (as defined below) is terminated or if such key personnel or investment professionals leave the employment of our Manager or otherwise become unavailable to us.

We rely on the resources of our Manager to manage our day-to-day operations, as we do not separately employ any personnel. We rely completely on our Manager to provide us with investment advisory services and general management services. Each of our executive officers also serve as officers of our Manager. Our Manager has significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success depends to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the officers, key personnel and investment professionals of our Manager as well as the information and deal flow generated by such individuals. The officers, key personnel and investment professionals of our Manager source, evaluate, negotiate, close and monitor our loans; therefore, our success depends on their continued service. The departure of any of the officers, key personnel and investment professionals of our Manager could have a material adverse effect on our business.

Our Manager is not obligated to dedicate any specific personnel exclusively to us. None of our officers are obligated to dedicate any specific portion of their time to our business. Each of them may have significant responsibilities for other investment vehicles managed by affiliates of our Manager. As a result, these individuals may not always be able to devote sufficient time to the management of our business. Further, when there are turbulent conditions in the real estate markets or distress in the credit markets, the attention of our Manager’s personnel and our executive officers and the resources of our Manager may also be required by other investment vehicles managed by affiliates of our Manager.

In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager’s officers, key personnel and investment professionals due to the termination of the Management Agreement, our Manager being acquired, our Manager being internalized by another client of our Manager, or due to other circumstances. Currently, we are managed by our Board and its officers and by our Manager, as provided for under the management agreement, by and between us and our Manager (the “Management Agreement”). Upon consummation of this offering, the current term of the Management Agreement will expire on July 31, 2023, and will be automatically renewed for one-year terms thereafter unless otherwise terminated. Furthermore, our Manager may decline to renew the Management Agreement with 180 days’ written notice prior to the expiration of the renewal term. If the Management Agreement is terminated and we are unable to find a suitable replacement for our Manager, we may not be able to execute its investment strategy.

Exclusive Forum for Certain Litigation, page 136

15.
We note your disclosure that certain litigation may only be brought in specific courts in Maryland. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please add risk factor disclosure as appropriate.

The Company respectfully advises the Staff that the exclusive forum provision will not apply to actions arising under the Securities Act or the Securities Exchange Act of 1934, as amended, under the Company’s amended and restated bylaws, which will be effective upon consummation of the offering and which will clearly state such exception in the exclusive forum provision. The Company has revised its disclosure in the “Risk Factors” section on page 43 and the “Certain Provisions of Maryland Law and Our Charter and Bylaws” section on page 152 of the Revised Registration Statement in response to the Staff’s comment.

Proposed Disclosure:

Risk Factors

Our Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, if any, and could discourage lawsuits against us and our directors, officers and employees, if any.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Charter or Bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act.

These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers, or employees, if any, which may discourage such lawsuits against us and our directors, officers, and employees, if any. Alternatively, if a court were to find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Certain Provisions of Maryland Law and Our Charter and Bylaws

Exclusive Forum for Certain Litigation

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf (other than actions arising under federal securities laws), (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our Charter or Bylaws or (e) any other action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. These choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claim arising under the Securities Act. Although our Bylaws contain the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Index to the Financial Statements, page F-1

16.
In light of your investments in loans collateralized by real estate, please tell us what consideration you gave to providing financial statements and/or a narrative description of the general character of the properties securing these loans. Reference is made to SAB 1I.

The Company respectfully advises the Staff that the Company has considered the guidance in SAB 1I and in Financial Reporting Manual Section 2345 as it relates to the inclusion of financial statements of the underlying borrowers in the filing.

The Company would not expect Rule 3-14 of Regulation S-X to apply since it relates to acquisitions of real estate operations and to an audit of the operations of property.  Additionally, the Company believes the loans do not meet the requirements of an acquired business or an Acquisition, Development and Construction (ADC) arrangement under Rule 3-14 or 3-05.

The Company does not participate in the expected residual profits and does not share in the risk and reward of the owner of the underlying property or business.  Additionally, the Company considered that under certain circumstances, information may also be required regarding operating properties underlying mortgage loans where the terms do not result in the lender having virtually the same risks and potential rewards as those of owners or joint venturers.  The Company notes that the loans are not secured or repaid by operating properties.  The Company makes loans to Companies which are secured by multiple collateral sources, including mortgages on the borrower’s real estate.  Payment of interest and principal is paid to the Company from cash flows from the borrower’s operations and/or refinancing, not from property operations underlying the loan.  The properties are not operating properties in the sense of a traditional mortgage.

As such, the Company does not believe it is required to include the financial statements of the borrowers in the Revised Registration Statement.  A narrative description of the general character of the properties is located on pages 5 to 6 and 104 to 105 of the Revised Registration Statement.

Significant Accounting Policies

Interest reserves, page F-11

17.
We note you recorded $1.4 million in interest reserves as of September 30, 2020. Please clarify for us how you determined it was appropriate to reflect this item as a liability and to recognize income for this component. Further, please clarify for us and in your filing how you will record income for this component and tell us your basis for this accounting. Within your response, please reference the authoritative accounting literature management relied upon.

The Company respectfully informs the Staff that the interest reserve represents a deposit received from the borrower for future loan interest payments.  It is recorded as a liability as it represents unearned interest revenue.  The interest reserve is relieved when the interest on the loan is earned and interest income is recorded in the period when the interest is earned in accordance with the credit agreement.

FASB Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (“Concepts Statement 5”), establishes FASB’s conceptual framework, a broad revenue recognition criteria and contains basic guidelines for revenue recognition.  Based on these guidelines, revenue should not be recognized until it is realized or realizable and earned.  Paragraph 84(d) of Concepts Statement 5 states that “[i]f services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.” The interest income is recognized continuously over time in accordance with the reliable and measurable terms within the credit agreement. The interest payment is deducted from the interest reserve deposit balance when the interest payment is due.

The Company’s standard policies for interest income recognition are applied to all loans, including those with interest reserves.  Other than matters specifically related to the establishment of the interest reserve itself, there is no substantive difference in the Company’s underwriting process for loans with an interest reserve compared with the process for loans without an interest reserve.

The Company has revised its disclosure on page F-11 to clarify how the Company records income for our interest reserves in response to the Staff’s comment.

Proposed Disclosure:

Interest reserves

The Company utilizes interest reserves on certain loans to fund the interest payments. Such reserves are established at the time of loan origination. The interest reserve represents a deposit received from the borrower for future loan interest payments. It is recorded as a liability as it represents unearned interest revenue. The interest reserve is relieved when the interest on the loan is earned and interest income is recorded in the period when the interest is earned in accordance with the credit agreement. The interest payment is deducted from the interest reserve deposit balance when the interest payment is due.

The decision to establish a loan-funded interest reserve is made during the underwriting process and considers the feasibility of the project, the creditworthiness and expertise of the borrower, and the debt coverage provided by the real estate and other pledged collateral.

It is the Company’s policy to recognize income for this interest component as long as the borrower is progressing as originally projected and if there has been no deterioration in the financial standing of the borrower or the underlying project. The Company’s standard policies for interest income recognition are applied to all loans, including those with interest reserves.

Loan receivable at carrying value, page F-13

18.	Please revise to include the disclosures required by ASC 326-20-50 or tell us how you determined such disclosures are not necessary.

The Company notes that ASC 326-20-50 requires disclosure of (a) the credit risk inherent in a portfolio and how management monitors the credit quality of the portfolio (b) management’s estimate of expected credit losses and (c) changes in the estimate of expected credit losses that have taken place during the period.

The Company has provided the disclosure required by items (a) and (b) on page F-10 of the audited financial statements as of September 30, 2020 included in the Revised Registration Statement, noting both the methodology used and that as of September 30, 2020 the CECL reserve was $0.  The Company notes that (c) is not applicable to the financial statements as of September 30, 2020 as there was no change in the reserve balance from July 31, 2020 (date of commencement of operations) to September 30, 2020.

The Company respectfully advises the Staff that as of September 30, 2020, approximately 93% of the Company’s loans were recorded at fair value and the ACC 326-20-50 disclosure requirements are not applicable to such loans.  The ASC 326-20-50 disclosure is only applicable to a single loan which is not material to the balance sheet.

The Company reviewed the required disclosures under ASC 326-20-50 and notes the below disclosures that are immaterial to the financial statements as of September 30, 2020. The Company notes that as these disclosures become material to the financial statements, they will be included in future filings.

Disclosures that will be included in the Company’s financial statements going forward as they become material include: changes in the estimate of expected credit losses that have taken place during the period, a description of the credit quality indicators, the amortized cost basis by credit quality indicator, the date or range of dates in which the information was last updated for the credit quality indicator, and a description of how expected loss estimates are developed.

Related Party Transactions

Management Agreement, page F-18

19.
We note your footnote disclosure that your management fee is equal to 0.4375% of the Company’s equity. This percentage does not appear to be consistent with the 0.375% disclosed on page 8 of your filing. Please revise or advise.

The Company respectfully advises the Staff that the Company’s management agreement as in effect for the periods reported in the financial statements contain a base management fee equal to 0.4375% of the Company’s equity. However, as disclosed in the Revised Registration Statement, the Company’s management agreement will be amended upon consummation of the offering such that the base management fee shall equal 0.375% of the Company’s equity for all future periods.

Investments in Loans, page F-19

20.
We note your disclosure that you may receive the option to assign the right to acquire warrants and/or equity of the borrower.  We further note your disclosure that you sold such rights in October and November of 2020. To the extent you held these rights at September 30, 2020, please tell us how you accounted for the rights at September 30, 2020. Within your response, please reference the accounting literature management relied upon.

The Company respectfully advises the Staff that the Company did not hold any warrants or equity of any borrower as of September 30, 2020.  Additionally, there were no rights to acquire warrants and/or equity held by the Company.  The Company did not acquire, hold, or sell the right to acquire warrants and/or equity during the period from July 31, 2020 (commencement of operations) through September 30, 2020.  Generally, the Company sells the right to acquire warrants and/or equity prior to closing a loan with settlement of the sale concurrent with or very near to the closing date of the loans.  The warrants and/or equities are typically assigned and then issued by the borrower directly to the assignee and, as a policy, the Company does not receive any warrants and/or equities.  The Company notes that the rights sold in October and November of 2020 related to new financings which were originated and closed in October and November of 2020.

*                                        *                                         *

If you have any questions regarding the Revised Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com, Randolph Yiap by telephone at 213-430-7780 or via email at ryiap@omm.com, Thomas Geoffroy, the Chief Financial Officer of the Company, by telephone at 561-510-2390 or via email at tom@advancedflowercapital.com, or Brandon Hetzel, the Controller of the Company, at 561-510-2390 or via email at brandon@advancedflowercapital.com.

Very truly yours,

/s/ Jeeho Lee

Enclosures

cc:
Leonard M. Tannenbaum, Chief Executive Officer and Chairman, AFC Gamma, Inc.
Thomas Geoffroy, Chief Financial Officer and Treasurer, AFC Gamma, Inc.
Brandon Hetzel, Controller, AFC Gamma, Inc.
C. Brophy Christenson, Partner, O’Melveny & Myers LLP
Randolph Yiap, Associate, O’Melveny & Myers LLP
Christopher Bellini, Member, Cozen O’ Connor P.C.

 Annex A
Exhibit 5.1

[LETTERHEAD OF VENABLE LLP]
DRAFT

_________, 2021

AFC Gamma, Inc.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, Florida 33401

Re:          Registration Statement on Form S-11 (File No. 333-[•])

Ladies and Gentlemen:

We have served as Maryland counsel to AFC Gamma, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of up to [______] shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (including up to [____] Shares which the underwriters in the initial public offering have the option to purchase), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.          The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2.          The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.          The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.          A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.          Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.          A certificate executed by an officer of the Company, dated as of the date hereof; and

7.          Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

AFC Gamma, Inc.
__________, 2021

In expressing the opinion set forth below, we have assumed the following:

1.          Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.          Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.          Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.          All Documents submitted to us as originals are authentic.  The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.          Prior to the issuance of the Shares, the Board or a duly authorized committee thereof will determine the number, and certain terms of issuance, of the Shares in accordance with the Resolutions (the “Corporate Proceedings”).

6.          The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.          The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.          The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions, the Corporate Proceedings and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.  The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

AFC Gamma, Inc.
__________, 2021

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Annex B

[Letterhead of O’Melveny & Myers LLP]
DRAFT

[__], 2021

AFC Gamma, Inc.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401

Re: Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as special tax counsel to AFC Gamma, Inc., a Maryland corporation (the “Company”), in connection with its filing on the date hereof with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-11 (as amended, the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”).

You have requested our opinion concerning certain federal income tax considerations in connection with the issuance and sale from time to time of a number of shares of common stock, $.01 par value per share (the “Common Stock”), of the Company, including with respect to its election to be taxed as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

The opinion set forth in this letter is based on relevant provisions of the Code, Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof.  These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion.

In rendering our opinion, we examined such records, certificates, documents and other materials as we considered necessary or appropriate as a basis for such opinion, including the following:  (1) the Registration Statement, (2) the corporate charter of the Company, as supplemented by Articles Supplementary filed with the State Department of Assessments and Taxation of Maryland, (3) the organizational documents of AFC Warehouse Holdings, LLC (“AFC Warehouse”) and AFC Management, LLC (the “Manager”), (4) such other documents and information provided to us as we deemed relevant to our opinion.

AFC Gamma, Inc., [--], 2021 - Page 2

In addition, we have been provided with a certificate, dated [__], 2021 (the “Officer’s Certificate”), executed by a duly appointed officer of the Company, setting forth certain representations relating to the formation and operation of the Company, the Manager and AFC Warehouse.

For purposes of our opinion, we have not made an independent investigation of the facts set forth in the documents provided by the Company, including the Officer’s Certificate.  We have consequently assumed, with your permission, that the information presented in such documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinion.  No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts, documents, or assumptions in a material way.  We have also relied upon the opinion of Venable LLP, Baltimore, Maryland, dated [__], 2021, with respect to Maryland law.

We have assumed for the purposes of this opinion that (i) the Company is validly organized and duly incorporated under the laws of the State of Maryland, (ii) the Manager is duly organized and a validly existing limited liability company under the laws of the state of Delaware, (iii) the transactions described in or contemplated by any of the aforementioned documents have been or will be consummated in accordance with the operative documents, (iv) the operative documents are enforceable in accordance with their terms, (v) the Company has been and will continue to be organized and operated in the manner described in the Officer’s Certificate and the Registration Statement and the other relevant documents referred to above and (vi) the representations in the Officer’s Certificate are and will remain true, correct and complete and that all representations made “to the best of the knowledge and belief” of any person(s) or party(ies) or with similar qualification or that are qualified as to materiality are and will be true, correct and complete as if made without such qualification.  Any material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions.

Based on the foregoing, we are of the opinion that:

1. The Company’s current organization and method of operation, if continued, will enable it to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2020 and each taxable year thereafter.

2. The statements set forth in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects.

However, such sections of the Registration Statement are not exhaustive and do not purport to discuss any state or local tax considerations or all possible federal income tax considerations of the purchase, ownership and disposition of our Common Stock.  In addition, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership.  O’Melveny & Myers LLP will not review the Company’s compliance with these requirements on a continuing basis.  Accordingly, no assurance can be given that the actual results of the operations of the Company and its subsidiaries, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.  We are opining herein only with respect to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws or the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

AFC Gamma, Inc., [--], 2021 - Page 3

Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein.  Furthermore, we assume no obligation to advise you of any changes in the foregoing subsequent to the date of this letter, and we are not undertaking to update this letter after the date hereof.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained in the Registration Statement under the headings “U.S. Federal Income Tax Considerations” and “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Respectfully submitted,